Exhibit 99.1

NR 23-02

OFAC PUBLISHES GUIDANCE WITH RESPECT TO ITS AUTHORIZATION OF THE PROCESS TO BE USED TO SELL THE SHARES OF CITGO’S HOLDING COMPANY FOR THE POTENTIAL BENEFIT OF CERTAIN CREDITORS OF VENEZUELA INCLUDING GOLD RESERVE

SPOKANE, WASHINGTON, May 3, 2023

Gold Reserve Inc. (TSX.V:GRZ) (OTCQX:GDRZF) (Gold Reserve or the Company) is pleased to announce that on May 1, 2023 the U.S. Office of Foreign Assets Control (OFAC) published guidance stating that it will not take enforcement action against individuals or entities participating in the previously announced sales process for the shares of PDV Holding, Inc. (PDVH), the indirect parent company of CITGO Petroleum Corp.

The sales process of the PDVH shares is being overseen by the United States District Court for the District of Delaware (the Delaware Court).

OFAC’s guidance confirmed that a license will be required before any sale of the PDVH shares is executed but it also stated that it intends to implement a favorable licensing policy in connection with any sale and that, in making these licensing determinations, it is “committed to fair and equivalent treatment of potential creditors.”

As previously announced by Gold Reserve, the Company was granted a conditional writ of attachment fieri facias by the Delaware Court allowing Gold Reserve to be treated the same as certain Other Creditors (as detailed in the applicable court documents filed with the Delaware Court) of the Bolivarian Republic of Venezuela (the Republic of Venezuela). On March 23, 2023, the Delaware Court granted the Other Creditors conditional writs of attachment regarding the shares of PDVH on the basis that Petroleos de Venezuela, S.A. (also known as PDVSA), the holding company of PDVH, is the alter ego of the Republic of Venezuela, and therefore its property is subject to attachment and execution by judgment creditors of the Republic of Venezuela.

Based on recent OFAC guidance, writs of attachment may now be filed for without prior OFAC authorization but, as noted above, any sale transactions in the PDVH shares will continue to require OFAC authorization.

Gold Reserve’s writ of attachment provides it with the opportunity to potentially enforce its September 2014 arbitral award and corresponding November 2015 U.S. judgement by participating in proceeds of the potential sale of the PDVH shares.

OFAC’s position concerning the sales process was reported (with additional guidance provided by OFAC thereafter) in the previously announced status report that was filed by the Special Master on April 30, 2023.

As previously announced, the Company and the Other Creditors have been directed by the Delaware Court to file a joint status report on May 5, 2023 to include a proposed briefing schedule for including additional judgements, such as the Company’s, in the existing sales process for the PDVH shares.

PDVSA has filed a notice of appeal in respect of the decision of the Delaware Court to grant the Company, and the Other Creditors, the writs of attachment fieri facias. It is expected that the resolution of such appeal will take between six to eighteen months, with no assurances as to timing or outcome. PDVSA filed a motion to stay the Company’s action (and actions of the Other Creditors) during the pendency of this appeal, but the Delaware Court denied that motion. PDVSA has now requested the same relief from the appellate court via an “emergency motion”.

Rockne J. Timm, CEO stated, “With OFAC’s guidance on this matter, we look forward to taking the next steps to have our Writ of Attachment filed and evaluating and entering the sales process to potentially enforce our September 2014 arbitral award and corresponding November 2015 U.S. judgement of approximately U.S $994 million (inclusive of interest). Also, the Company remains open in compliance with applicable U.S. and Canadian Sanctions, to resolving matters outside of our various legal cases with respect to the restoration of Siembra Minera’s mining rights, potential new arbitration related thereto and the collection of amounts owed to the Company.”

Further information on PDVH and CITGO Petroleum Corp.

PDVH is the indirect parent company of CITGO Petroleum Corp. Based on public disclosure, CITGO Petroleum Corp. operates three refineries in the U.S, and wholly and/or jointly owns 38 active terminals, six pipelines and three lubricants blending and packaging plants. CITGO Petroleum Corp. ranks itself as the fifth-largest independent refiner in the U.S. with approximately 3,300 employees and a combined crude capacity of approximately 769,000 barrels-per-day (bpd).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation, the completion of the sales process, whether OFAC will grant an authorization in connection with any potential sale of PDVH shares and/or whether it changes its decision or guidance regarding the sales process, the ability to enforce the writ of attachment fieri facias granted to Gold Reserve, that PDVSA has opposed the inclusion of any additional judgements in the existing sales process and appealed the Delaware Court’s decision to grant the writs of attachment fieri facias, along with its appeal of the Delaware Court decision to not stay the sale process pending the foregoing appeal, including the potential time and cost associated with such appeals and whether PDVSA will be successful in one or more of these appeals, that the Company will be granted such order from the Delaware Court such that the Company can formally participate in any sales process of the PDVH shares, the timing set for various reports will not be met, the ability to otherwise participate in the potential sales process in connection with the PDVH shares (and related costs associated therewith), the amount, if any, of proceeds associated therewith; the competing claims of certain creditors, the Other Creditors and the Company, and the proceeds from the sale of the PDVH shares may not be sufficient to satisfy the amounts outstanding under the September 2014 arbitral award and/or corresponding November 15, 2015 U.S. judgement in full. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Report on Form 20-F and Management’s Discussion & Analysis for the year ended December 31, 2022 and other reports that have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Gold Reserve Inc. Contact
Jean Charles Potvin
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel: (509) 623-1500
Fax: (509) 623-1634